Mail Room 4561

      May 19, 2005

Mr. Michael Walsh
Chief Financial Officer
IQ Biometrix, Inc.
2000 Bridge Pkwy, Suite 201
Redwood Shores, CA 94538

Re:	IQ Biometrix Inc.
	Registration Statement on Form S-4, as amended
	File No. 333-124027

Dear Mr. Walsh:

	We have the following accounting comments on your amended registration statement. Please note that we have limited our review to the matters addressed in the comments below. No further review of the registration statement has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act of 1933 has been included.


FORM S-4/A

General

1. We note that the Form S-4 includes September 30, 2004 financial statements for IQ Biometrix. The Form S-4 should have included the quarter ended December 31, 2004 to comply with Rule 3-12 of Regulation S-X. Revise to include financial statements for the period ending March 31, 2005 as required by Rule 3-12 of Regulation
S-X.

2. A currently dated consent of each Independent Auditor should be included in the next amended registration statement.

Proforma Consolidated Financial Information

3. The pro forma financial information shall be accompanied by an introductory paragraph which briefly sets forth a description of
(i)
the transaction, (ii) the entities involved and (iii) the periods for which the pro forma information is presented. In addition, an explanation of what the pro forma presentation shows shall be set forth. See Rule 11-02(b)(1). Separately discuss financing obtained by both companies and address the impact on the pro forma financial information. Be advised that only the most recent Balance Sheet is required. We note that you have included both June 30 and December
31, 2004 Balance Sheets and only the latter is required.

4. Disclose the value of all shares and options issued for the acquisition. Indicate how the fair values were determined. In this regard, indicate how your determination of fair value complies with
EITF 99-12. Additionally, expand the disclosure to show the allocation of the purchase price to the tangible and intangible assets acquired. Also, for each class of intangibles acquired disclose the related amortization period. Explain why no intangible assets and In-Process-Research & Development charges were included in the purchase price allocation. See paragraphs 37 to 42 of SFAS 141.

5. Refer to your adjusting entry (3) for both pro forma balance sheets as of December 31, 2004 and June 30, 2004. It is unclear how you determined that the goodwill related to IQB should be written off and the reasons you believe this write off is appropriate. Be advised that for mergers of a private operating company and non-operating public shell with nominal net assets, these transactions are considered capital transactions and no goodwill or other intangibles should be recorded. However, the merger between IQB and
Wherify does not qualify for such accounting since both appear to be operating companies. In this regard, clarify why goodwill is being written off upon the date of acquisition.

6. Refer to your adjusting entry (5) for both pro forma balance sheets as of December 31, 2004 and June 30, 2004. The values assigned to the beneficial conversion feature and the warrants do not agree to the amounts included in Note 4 on Page F-23. Additionally, disclose how the beneficial conversion features of the preferred stock and convertible debt will impact future earnings of the company
(e.g., as a dividend and interest expenses). Furthermore, revise your pro forma income statement to include such charges.

7. Revise to present historical basic and diluted per share data and pro forma basic and diluted per share data on the face of the proforma statement of operations in accordance with Article 11 of Regulation S-X.

8. Refer to your adjusting entry (6) for both proforma balance sheets
as of December 31, 2004 and June 30, 2004. Tell us how you determined the fair valued the Series C Preferred Shares issued in December 2004 and January 2005 in calculating the beneficial conversion feature. See EITF 00-27. It appears that you have previously issued the Series C at prices ranging from $7.50 to $15.00 and after taking into consideration the beneficial conversion feature, it appears the shares issued in December and January were valued at approximately $17 per share.

9. Refer to your adjusting entry (8) to both proforma balance sheets as of December 31, 2004 and June 30, 2004. Tell us and disclose why you believe it not appropriate to include the conversion of the IQB debentures in your pro forma statements when you have included the issuance of these debentures. In this regard, you should clearly disclose that these debentures have been converted and the reasons for conversion. In addition, consider adding a separate column in the pro forma financial statements for any financing transaction to distinguish it from the business combination.

*	*	*	*	*

	As appropriate, please amend your filing in response to these comments. Please ensure that your amendment is marked in accordance
with Item 310 of Regulation S-T.  You may wish to provide us with
marked copies of the amendment to expedite our review.   Please
furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Direct any questions to Melissa Rocha at (202) 551-3854 or Stephen Krikorian, Branch Chief - Accounting, at (202) 551-3488.
If
you need further assistance, you may contact me at (202) 551-3730.


							Sincerely,


							Barbara C. Jacobs
							Assistant Director


cc:	Via Facsimile (415) 495-8901
	Alisande M. Rozynko, Esq.
	The Crone Law Group LLP
	Telephone: (415) 495-8900
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IQ Biometrix, Inc.
May 19, 2005
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